UNITED STATES SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of August 2022

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.

(Translation of registrant’s name in English)

13811 Wireless Way

Richmond, British Columbia, Canada V6V 3A4

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Announces Preliminary Second Quarter 2022 Financial Results

VANCOUVER, BRITISH COLUMBIA – August 2, 2022- Sierra Wireless, Inc. (NASDAQ: SWIR) (TSX: SW) today reported preliminary financial results for its second quarter of 2022. All results are reported in U.S. dollars and are prepared in accordance with the United States generally accepted accounting principles (“GAAP”), except as otherwise indicated below.

For the second quarter of 2022, preliminary revenues are expected to be between $185 million and $189 million. Adjusted EBITDA* is expected to be between $21 million and $23 million, as compared to first quarter 2022 adjusted EBITDA* of $15.8 million.

The Sierra Wireless second quarter 2022 unaudited financial information in this press release is preliminary and subject to completion of quarter-end financial reporting processes.

Agreement to be Acquired by Semtech Corporation

Sierra Wireless’ preliminary results are provided in conjunction with today’s announcement that Sierra Wireless has entered into a definitive agreement to be acquired by Semtech Corporation. Please refer to today’s announcement entitled “Semtech Corporation to Acquire Sierra Wireless” available on Sierra Wireless’ website.

Due to Sierra Wireless’ pending transaction with Semtech, Sierra Wireless is canceling its August 11, 2022, conference call and webcast to discuss these financial results. The Company will publish its full second quarter 2022 financial results on August 11, 2022. Additionally, Sierra Wireless will not be providing financial guidance for the third quarter of 2022.

Non-GAAP Financial Measures

This press release refers to a non-GAAP financial measure, such references as designated with an asterisk (*). Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented. In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance. The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or expected future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of earnings, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

The non-GAAP financial measure referenced in this press release is adjusted EBITDA* (earnings before interest, taxes, depreciation and amortization).

Adjusted EBITDA* is defined as net earnings (loss) from continuing operations plus stock-based compensation expense and related social taxes, phantom RSU expense which represents expenses related to compensation units settled in cash based on the stock price at vesting, restructuring costs, government grants related to COVID-19 relief, CEO retirement/search, impairment, gain on sale of Omnilink, the ransomware incident, COVID-19 factory constraint incremental costs, certain other non-recurring costs or recoveries, amortization, interest and other income (expense), foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, recognition of cumulative translation adjustments on dissolution of subsidiaries, and income tax expense (recovery). Adjusted EBITDA* is a metric used by investors and analysts for valuation purposes and is an important indicator of our operating performance and our ability to generate liquidity through operating cash flow that will fund future working capital needs and fund future capital expenditures.

13811 Wireless Way Richmond, BC Canada V6V 3A4	Main +1 604 231 1100 Fax +1 604 231 1109	www.sierrawireless.com

We use the above-noted non-GAAP financial measure for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. Non-GAAP financial measures are reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance. We disclose non-GAAP financial measures as we believe they provide useful information to investors and analysts to assist them in their evaluation of our operating results and to assist in comparisons from one period to another.

Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

Disclaimer

This press release contains certain pre-released second quarter financial metrics related to our financial performance. The second quarter financial metrics contained in this press release are preliminary and represent the most current information available to our management, as financial closing procedures for the three and six months ended June 30, 2022 are not yet complete. Our actual interim financial statements for such period may result in material changes to the financial metrics summarized in this press release (including by any one financial metric, or both of the financial metrics, being below or above the figures indicated) as a result of the completion of normal quarter end accounting procedures and adjustments, and also what one might expect to be in the final interim financial statements based on the financial metrics summarized in this press release. Although we believe the expectations reflected in this press release are based upon reasonable assumptions, we can give no assurance that actual results will not differ materially from these expectations. Readers are thus cautioned not to put undue reliance on the financial guidance contained herein.

Cautionary Note Regarding Forward-Looking Statements

This press release contains certain statements and information that are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (collectively, “forward-looking statements”). These forward-looking statements are made as of the date hereof and we do not intend or assume any obligation to update these forward-looking statements, except as required under applicable securities legislation.

Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes. In certain cases, forward-looking statements include words and phrases about the future such as "outlook", "guidance", "will", "may", “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible”, or variations thereof. Forward-looking statements contained in this press release include, but are not limited to, statements and information relating to our financial guidance, including for our second quarter of 2022; the expected timing of filing our second quarter 2022 interim financial results; and the consummation of the proposed transaction described herein.

Forward-looking statements reflect management’s current expectations on the date the statements are made and are based on a number of material assumptions and estimates that, while considered reasonable by management, by their very nature are inherently subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation: failure to meet financial expectations or financial performance being materially less or more than anticipated; failure to obtain shareholder approval as required for the proposed transaction; failure to obtain regulatory and other consents and approvals required for the closing of the proposed transaction, including the approval of the Supreme Court of British Columbia; failure to satisfy the conditions to the closing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreement; the risk that the proposed transaction will not be consummated; and the additional risk factors set forth in our Annual Information Form included as part of our Form 40-F filed with the Securities Exchange Commission on March 18, 2022 and available under our profile on SEDAR at www.sedar.com, in each case, as such risk factors may be updated, amended or superseded from time to time by subsequent reports that we file with the Securities and Exchange Commission and applicable securities commissions or regulatory authorities in Canada.

Although we have attempted to identify important factors that could cause our actual results, performance or achievements to differ materially from those described in our forward-looking statements, there may be other factors that cause our results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements prove to be accurate, as our actual results, performance or achievements could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained herein.

13811 Wireless Way Richmond, BC Canada V6V 3A4	Main +1 604 231 1100 Fax +1 604 231 1109	www.sierrawireless.com

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is a world leading IoT solutions provider that combines devices, network services, and software to unlock value in the connected economy. Sierra Wireless works with its customers to develop the right industry-specific solution for their IoT deployments, whether this is an integrated solution to help connect edge devices to the cloud, a software/API service to manage processes with billions of connected assets, or a platform to extract real-time data to improve business decisions. With more than 25 years of cellular IoT experience, Sierra Wireless is a global partner customers trust to deliver them their next IoT solution. For more information, visit www.sierrawireless.com.

Contacts

Louise Matich

Media Relations

pr@sierrawireless.com

Sean Fallis

Investor Relations

investor@sierrawireless.com

13811 Wireless Way Richmond, BC Canada V6V 3A4	Main +1 604 231 1100 Fax +1 604 231 1109	www.sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane
Samuel Cochrane, Chief Financial Officer

Date: August 2, 2022